Exhibit 99.1

GLENCORE

Board of Directors
PolyMet Mining Corp.
444 Cedar Street, Suite 2060
St Paul, Minnesota 55101 , USA

Attn: Alan R. Hodnik, Lead Independent Director

SUBJECT TO CONTRACT

30 June 2023

Dear Mr. Hodnik,

Further to our recent conversations I am pleased to confirm that Glencore AG (“Glencore”) is prepared to enter into discussions with you with respect to a transaction under which Glencore would purchase all of the PolyMet Mining Corporation (“PolyMet”) shares not already owned by Glencore at a price of US$2.11 per PolyMet share, payable in cash. We anticipate that the transaction will be effected by way of a statutory plan of  arrangement carried out under the laws of British Columbia and we look forward to engaging with you to see if we can come to a mutual agreement on terms.

For the avoidance of doubt, our proposal is entirely non-binding, is subject to contract and shall not give rise to any legal obligations between us unless and until any definitive binding documents between us are agreed.

Yours faithfully,

/s/ Mohit Rungta
Mohit Rungta
Authorized on behalf of
Glencore AG

Glencore AG
Registered address: Baarermattstrasse 3, 6340 Baar, Switzerland
Mailing address: Baarermattstrasse 3, PO Box, 6341 Baar, Switzerland
Telephone +41 41 709 35 35 ┃ Telefax +41 41 709 35 36	Page 1